ITAU UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Held Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itau Unibanco Holding S.A. (“Itau Unibanco”) announces to its stockholders and the market in general that, through its controlled company ITB Holding Brasil Participações Ltda., it acquired 5,558,780,153 shares issued by Itau CorpBanca (“Shares”), a financial institution headquartered in Santiago, Chile, for the amount of CLP$33,138,103,833, corresponding to approximately R$ 228 million1.

This transaction is the result of the exercise by the Corp Group of a put option provided for in the shareholders’ agreement of Itau CorpBanca entered into between Itau Unibanco and the Corp Group and some of its affiliates on April 1, 2016. Accordingly, the ownership interest of Itau Unibanco in Itau CorpBanca increased from approximately 38.14% to approximately 39.22%, with no changes in Itau CorpBanca’s governance. All required regulatory approvals have been obtained.

Itau Unibanco takes this opportunity to reaffirm its commitment to the long-term value creation for its shareholders.

São Paulo (State of Sao Paulo), September 11, 2020.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations

1taking into consideration the (sales) price of the Central Bank of Brazil of September 10, 2020 where 1 Chilean peso = 0.006896 Brazilian real.

Exhibit 99.1